904 Jamesmeier Road
P.O. Box 82
Farley, Iowa 52046
563-744-3554
www.wdbiodiesel.net
U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Western Dubuque Biodiesel, LLC Amendment No. 1 to Registration Statement on Form 10-SB Filed on: August 10, 2007 File No. 0-52617
Dear Ms. Long:
          We are in receipt of your letter dated August 28, 2007, providing comments on Western Dubuque Biodiesel, LLC’s (the “Company”) Amendment No. 1 to its registration statement on Form 10-SB as originally filed with the Commission on April 30, 2007 and amended on August 10, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Amendment No. 2 to Form 10-SB/A, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1.	Our staff comments on the pending application for confidential treatment of portions of certain exhibits to the Form 10-SB were provided by separate letter. Please be aware that we will not clear comments on the Form 10-SB registration statement until the successful resolution of any issues relating to the confidential treatment application.
RESPONSE: We revised our registration statement to include the information requested by the Commission in its staff comments regarding our confidential treatment request. This information includes the amount and calculation of payments the Company makes to REG pursuant to our Design-Build Agreement and Management and Operational Services Agreement. Further, we revised our registration statement to include copies of the Design-Build Agreement and Management and Operational Services Agreement as exhibits with the amount and calculation of payments included.
Item I. Description of Business
Business Development, page 1
1.	We note that on August 1, 2007, you produced your first batch of biodiesel at the plant. We also note that you anticipate generating revenues now that your plant is operational. However, you state that you have or are in the process of obtaining all the permits required to operate the plant. Please clarify under “Costs and Effects of Compliance with Environmental Laws” on page 15, and elsewhere if appropriate, that you have identified all pending applications for permits that are required to operate your plant. If you are producing biodiesel at your plant as you have stated, state whether any permit violations have occurred, and the consequences to the company of any such violations.
RESPONSE: To the date of filing this Amendment No. 2 to Form 10-SB, we have secured all permits required to construct and operate our biodiesel plant. We had all required permits to operate the biodiesel plant at the time we commenced production of biodiesel. Several permits required to operate the plant are not required to be secured until sometime in the future. We have identified all such permits that we anticipate will be required and have procedures in place to assure compliance with these permitting requirements. We have revised our registration statement to disclose that all permits required to construct and operate the plant have been secured except for the permits that are not required until certain times in the future. We have revised our registration statement to indicate these outstanding permits are the only additional permits we believe are required to operate the biodiesel plant. As we have secured all required permits to construct and operate the biodiesel plant to date, we are unaware of any permit violations.
2.	As previously requested, please describe REG in greater detail including the control person(s). Since West Central Cooperative will maintain a controlling interest in REG, identify the controlling person(s) of West Central Cooperative. In addition, please see our separate letter regarding your request for confidential treatment of provisions of your agreement with REG.
RESPONSE: Pursuant to a telephone message from Ms. Dorine Miller on November 5, 2007, this comment has been cleared.
Financial Statements
Note 1- Summary of Significant Accounting Policies, Stock-Based Compensation, Page F-8
3.	We have reviewed your response to prior comment 19. Please tell us in a comprehensive manner the factors that you considered in determining your assumed volatility of 1%. Please also provide us with a quantitative justification of the factors that support the assumed 1% volatility. Please refer to paragraph A43-A48 in Appendix A of SFAS 123 (R) and SAB Topic 14:D.
RESPONSE: As noted in the financial statements, the Company adopted SFAS No. 123, Share-Based Payment, which addresses the accounting for the Company’s Unit option agreement. The Company used the Black-Scholes-Merton option pricing model to calculate the fair value of the options and in conjunction with applying the Black-Scholes-Merton model it needed to develop various assumptions. One of those assumptions is the volatility rate.
We considered several factors in determining our assumed volatility of 1%. The factors were as follows:
• This is a development stage entity, which negates the ability to use a historical volatility.
• The entity is considered a nonpublic entity, since the units are not traded on any exchange, limiting industry sector information.
• The entity has restrictions as to whom stock can be transferred or sold, mandating that only individuals or entities in the State of Iowa could invest. We felt this limited the pool of potential buyers or traders of the stock.
• The entity is in a new growth industry (biodiesel production), with a number of new biodiesel plants being built in the State of Iowa. We considered the number of new plants being built or in service in the State of Iowa. We felt this also limited the tradeability, since it created more opportunities for investors to invest somewhere other than Western Dubuque Biodiesel.
• We reviewed the Unit Option agreement and the timeline for exercising the options and noted that timeline to be short (3 months). This factor further reduces the volatility.
• We computed the fair value of the options using a range of volatility rates (1% to 70%) and noted a minimal change.
• We reviewed the definition of volatility, a measure of the amount by which a financial variable, such as share price, has or is expected to fluctuate during a period, and feel the number of turns will be nominal, if any, further supporting our 1% volatility assumption.

After considering these factors we felt a 1% volatility was reasonable as a measurement of stock turns and in calculating the fair value of the stock options.
As a test of the reasonability of the fair value of the stock options at 1% volatility, we felt it was necessary to consider the impact of calculating fair value using a much higher volatility and chose a 70% volatility. First, we reviewed our calculation at 1% volatility noting a compensation expense of $658,372. We revised our calculation of fair value and used the 70% volatility noting a compensation expense of $660,926 or an approximate difference of $2,500. The impact on the fair value is limited with a much higher volatility and the chance for turns is limited based on the facts presented.
Additional Items
In addition to certain clerical modifications that have no bearing on the substance of the Form 10-SB/A, we have also made the following changes:
1. We updated the biodiesel industry information under “Item 1. DESCRIPTION OF BUSINESS — Our Primary Competition” to reflect the most recent biodiesel plant information available on the Biodiesel Board website. The Biodiesel Board has shown an increase in the amount of biodiesel plants under construction and in operation as of September 7, 2007.
2. We updated the registration statement in various sections to the date of filing the amendment with respect to current operations at the biodiesel plant.
3. We updated our registration statement with the most recent statistics concerning the employees we have hired to operate our biodiesel plant.
4. We updated our registration statement with the most current risk factor information concerning the risks the Company faces in the biodiesel industry.
5. We updated our registration statement with current descriptions of the biodiesel market, including the competition we face, current raw material prices and trends, and current finished goods prices and trends.
6. We updated our registration statement with the most recent information concerning compensation paid to our directors and officers.
Financial Statements
This amendment includes updated unaudited financial statements and notes as of June 30, 2007, the end of the Company’s second fiscal quarter.
Other Non-Substantive Revisions
In addition to the above-described changes and updates, we have made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of our registration statement on Form 10-SB/A.
Statement of Western Dubuque Biodiesel, LLC
Western Dubuque Biodiesel, LLC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-SB/A. Further, the Company acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ William G. Schueller
William G. Schueller, Chairman
Enclosure